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                                                                      EXHIBIT 17



                             [MONEYGRAM LETTERHEAD]



Contact:  Warren Bechtel


        (201) 291-3672



                           MONEYGRAM BOARD RECOMMENDS


                      VIAD REVISED TENDER OFFER OF $17.35



     Saddle Brook, New Jersey, May 13 -- MoneyGram Payment Systems, Inc., (NYSE:MNE) announced today that its Board of Directors has determined that Viad Corp's revised tender offer, which increased the offer price to $17.35 per share, is fair to and in the best interests of the Company and its shareholders. The Board unanimously recommends that all MoneyGram shareholders accept the Viad offer and tender their shares.



     The Board's recommendation is based on a number of factors, including an opinion of Morgan Stanley & Co. Incorporated, the Company's financial advisors, that the all-cash consideration of $17.35 per share is a fair offer to the Company's stockholders. The Board also noted that it has not received any other inquiries or offers from any other parties interested in acquiring the Company since the execution of its Merger Agreement with Viad.



     James F. Calvano, MoneyGram's Chairman and Chief Executive Officer, said:
"The combination of MoneyGram with Viad's Travelers Express Company presents an excellent opportunity to accelerate the growth of our business and also realize fair value for MoneyGram shareholders. Given the increased consideration in Viad's revised proposal, their tender offer is, in our view, now even more compelling."



     The Viad offer had been scheduled to expire on Friday, May 8. At that time, 4,976,441 shares, representing approximately 30.1 percent of the outstanding shares, had been tendered. The revised offer is scheduled to expire at 6:00 p.m. EDT on May 22, 1998.



     Viad has announced that it will not further increase its offer price above $17.35, and that if a majority of MoneyGram's shares have not been tendered by the extended expiration date it will terminate the offer. Viad has also stated that if a majority of the shares are tendered it is prepared to close the transaction based on the regulatory approvals it has received.



     MoneyGram Payment Systems, Inc. is a leading non-bank provider of consumer money transfer and other financial services. Through the MoneyGram(R) network of more than 22,000 convenient agent locations, customers can wire cash in minutes to more than 100 countries throughout the world. MoneyGram Express Payment(SM) service enables credit card issuers, mortgage servicers, finance companies, collections companies and others to collect good-funds payments from delinquent debtors within hours. The Company was organized in January, 1996 and completed the initial public offering of its common shares on December 11, 1996.



     Viad Corp. is a $2.5 billion S&P MidCap 400 services company with interests in payment services, airline catering, convention services and travel and leisure. It is headquartered in Phoenix, Arizona.



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5/13/98